NEWS RELEASE August 7, 2007 Symbol: Canada TSX.V – TVC Frankfurt, Berlin – TGP 2007-15

Tournigan Appoints New Chairman

Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) is pleased to announce that Michael Hopley has agreed to assume the role of Chairman of the Board of Directors. Mr. Hopley has had a long relationship with Tournigan; he has been a member of the Board since April 2002 and was Chief Operating Officer for Tournigan up until December 2003.

Mr. Hopley, a geologist with over 30 years of experience, holds a Bachelor's degree in Geology from London University, England. He has held a number of senior level management positions in companies such as Consolidated Gold Fields Ltd., Gold Fields Mining Corporation, Bema Gold Corporation and Arizona Star Resources Corp. Mr. Hopley has been the President and CEO of Sunridge Gold Corp. since 2003 and the President of Crescent Resources Corp. since 2004. During his career, Mr. Hopley has been involved in the discovery and development of a number of large-scale mineral deposits such as the Refugio and Cerro Casale gold deposits in Chile.

“I am honored to take on the position of Chairman at this important point in Tournigan’s history. Very few junior companies have the kind of world-class mineral deposits as those owned by Tournigan. The next few years should be exciting for the exploration and development of these assets”, stated Mr. Hopley.

Mr. James Walchuck, President and CEO of Tournigan added, “I am delighted that Mike has agreed to Chair the Board of Tournigan. Mike and I have worked closely together for more than three years and during that time I have come to respect his technical knowledge and leadership skills. I look forward to working with him in his new capacity as Chairman”.

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The Company intends to develop its best prospects. Tournigan has focused its efforts in countries that are economically and politically stable, have good infrastructure and a well educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

                “James Walchuck”
James Walchuck, President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Contact Patrick Soares, Vice President, Investor Relations at +1 (604) 683-8320, or visit www.tournigan.com

24th Floor, 1111 West Georgia Street Vancouver BC Canada V6E 4M3
Tel: (604) 683 8320     Fax: (604) 683 8340     Email: info@tournigan.com